Room 4561

October 16, 2006

Mr. James Frankola
Executive Vice President and
Chief Financial Officer
Ariba, Inc.
807 11th Avenue
Sunnyvale, CA 94089

      Re: **Ariba, Inc.**
               Form 10-K for the Fiscal Year Ended September 30, 2005
               Filed December 7, 2005
               Form 8-K Filed July 25, 2006
               File No. 000-26299

Dear Mr. Frankola:

We have reviewed your response letter dated August 29, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2005

Note 1 – Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 58

1.   Your response to prior comment number 2 indicates that target pricing is a method of allocating between revenue captions when VSOE does not exist for

more than one element. Where there is a lack of VSOE of fair value among the arrangement elements, SOP 97-2 prohibits separation of the total arrangement fee for recognition purposes. Absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X for allocating the arrangement fee in the income statement based on target pricing, you should amend your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable because of the absence of VSOE for the undelivered PCS element. You should also include a footnote description to inform investors of the nature of the additional line item.   Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

Form 8-K Filed July 25, 2006

2.   We have reviewed your response concerning the non-GAAP operating statement columnar format. We continue to have the concerns previously expressed over how investors might view that information due to the format in which it's been presented. Consequently, we believe it should be removed.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant